                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13G
                                (RULE 13d - 102)

                               -------------------


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b) AND (c)
                 AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                               (AMENDMENT NO. 1)1

                                 HYBRIDON, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                (1) COMMON STOCK
                  (2) SERIES A CONVERTIBLE PREFERRED STOCK
                      (3) 9% CONVERTIBLE SUBORDINATED NOTES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  (1) 44860M801
                                  (2) 44860M884
                                  (3) 44860MAC2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |X| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

-----------------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.   44860M801                  13G                  PAGE 2  OF  9 PAGES
            44860M884
            44860MAC2



1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATIONS NO.(S) OF ABOVE PERSONS (ENTITIES ONLY) FORUM CAPITAL MARKETS LLC

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                    (b)  |_|
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                    5   SOLE VOTING POWER
                        621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
     NUMBER OF          58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES
      SHARES
   BENEFICIALLY     6   SHARED VOTING POWER
     OWNED BY           ZERO
       EACH
     REPORTING      7   SOLE DISPOSITIVE POWER
    PERSON WITH         621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                        58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

                    8   SHARED DISPOSITIVE POWER
                        ZERO

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,259 SHARES OF COMMON STOCK
       41,476 SHARES OF SERIES A CONVERTIBLE  PREFERRED STOCK
       58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   |_|

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       3.82% OF COMMON STOCK
       6.00% OF SERIES A CONVERTIBLE PREFERRED STOCK
       10.32% OF 9% CONVERTIBLE SUBORDINATED NOTES

12     TYPE OF REPORTING PERSON*
       BD

CUSIP NO.   44860M801                  13G                  PAGE 3  OF  9 PAGES
            44860M884
            44860MAC2

1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATIONS NO.(S) OF ABOVE PERSONS (ENTITIES ONLY) FOUNDERS FINANCIAL GROUP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                    (b)  |_|
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                    5   SOLE VOTING POWER
                        621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
   NUMBER OF            58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES
    SHARES
 BENEFICIALLY       6   SHARED VOTING POWER
   OWNED BY             ZERO
     EACH
   REPORTING        7   SOLE DISPOSITIVE POWER
  PERSON WITH           621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                        58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

                    8   SHARED DISPOSITIVE POWER
                        ZERO

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,259 SHARES OF COMMON STOCK
       41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
       58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   |_|

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       3.82% OF COMMON STOCK
       6.00% OF SERIES A CONVERTIBLE PREFERRED STOCK
       10.32% OF 9% CONVERTIBLE SUBORDINATED NOTES

12     TYPE OF REPORTING PERSON*
       PN

CUSIP NO.   44860M801                  13G                  PAGE 4  OF  9 PAGES
            44860M884
            44860MAC2

1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATIONS NO.(S) OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL A. BOYD, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                    (b)  |_|
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       CONNECTICUT

                    5   SOLE VOTING POWER
                        621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
   NUMBER OF            58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES
    SHARES
 BENEFICIALLY       6   SHARED VOTING POWER
   OWNED BY             Zero
     EACH
   REPORTING        7   SOLE DISPOSITIVE POWER
  PERSON WITH           621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                        58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

                    8   SHARED DISPOSITIVE POWER
                        ZERO

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,259 SHARES OF COMMON STOCK
       41,476  SHARES OF SERIES A  CONVERTIBLE  PREFERRED STOCK
       58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   |_|

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       3.82% OF COMMON STOCK
       6.00% OF SERIES A CONVERTIBLE PREFERRED STOCK
       10.32% OF 9% CONVERTIBLE SUBORDINATED NOTES

12     TYPE OF REPORTING PERSON*
       CO

CUSIP NO.   44860M801                  13G                  PAGE 5  OF  9 PAGES
            44860M884
            44860MAC2

1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATIONS NO.(S) OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL A. BOYD

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                    (b)  |_|
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES

                    5   SOLE VOTING POWER
                        621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
   NUMBER OF            58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES
    SHARES
 BENEFICIALLY       6   SHARED VOTING POWER
   OWNED BY             ZERO
     EACH
   REPORTING        7   SOLE DISPOSITIVE POWER
  PERSON WITH           621,259 SHARES OF COMMON STOCK
                        41,476 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
                        58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

                    8   SHARED DISPOSITIVE POWER
                        ZERO

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,259 SHARES OF COMMON STOCK
       41,476  SHARES OF SERIES A  CONVERTIBLE  PREFERRED STOCK
       58,865 SHARES OF 9% CONVERTIBLE SUBORDINATED NOTES

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   |_|

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       3.82% OF COMMON STOCK
       6.00% OF SERIES A CONVERTIBLE PREFERRED STOCK
       10.32% OF 9% CONVERTIBLE SUBORDINATED NOTES

12     TYPE OF REPORTING PERSON*
       IN

ITEM 1(A).  NAME OF ISSUER

      Hybridon, Inc. (the "Issuer").

ITEM  1(B).  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES

      The Issuer's principal executive offices are located at 155 Fortune Boulevard, Milford, Massachusetts 01757.

ITEM  2(A).  NAMES OF PERSON(S)  FILING

      This statement is filed by the following persons:

      (1) Forum Capital Markets LLC, a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Forum");
      (2) Founders Financial Group L.P. ("Founders"), in its capacity as the owner of a controlling interest in Forum;
      (3) Michael A. Boyd, Inc. ("MAB, Inc."), in its capacity as the general partner of Founders; and
      (4) Michael A. Boyd ("Mr. Boyd"), in his capacity as the sole director and shareholder of MAB, Inc., (collectively, the "Filing Parties").

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

      The principal business office of each of the Filing Parties is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

ITEM 2(C).  CITIZENSHIP

      Forum is a Delaware Limited Liability Company. Founders is a Delaware limited partnership. MAB, Inc. is a Connecticut corporation. Mr. Boyd is a United States citizen.

ITEM  2(D). TITLE OF CLASS OF SECURITIES This statement relates to shares of:

      (1) Common  Stock,  par value $0.001 per share (the "Common  Stock");
      (2) Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"); and
      (3) 9% Convertible Subordinated Notes (the "Convertible Notes"), of the Issuer.

ITEM 2(E).  CUSIP NUMBER(S)

      The CUSIP Number for the Common Stock is  44860M801.
      The CUSIP Number for the  Preferred  Stock is 44860M884.
      The CUSIP Number for the  Convertible Notes is 44860MAC2.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

      (a)  |X| Broker or dealer  registered  under  Section 15 of the Exchange
               Act;
      (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;
      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;
      (d)  |_| Investment   company   registered   under   Section  8  of  the
               Investment Company Act;
      (e)  |_| An    investment    adviser    in    accordance    with    Rule
               13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP

(A)   AMOUNT BENEFICIALLY OWNED

      Each of Forum, Founders, MAB, Inc. and Mr. Boyd beneficially owns 621,259 shares of the Common Stock, 41,476 shares of the Preferred Stock and 58,865 Convertible Notes.

(B)   PERCENT OF CLASS

      Each of Forum, Founders, MAB, Inc. and Mr. Boyd owns 3.82% of the outstanding Common Stock, 6.00% of the outstanding Preferred Stock and 10.32% of the outstanding Convertible Notes.

(C) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES

      (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

            Each of Forum, Founders, MAB, Inc. and Mr. Boyd has sole power to vote or to direct the vote of the 621,259 shares of Common Stock, 41,476 shares of Preferred Stock and 58,865 Convertible Notes.

      (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

            Not applicable.

      (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

            Each of Forum, Founders, MAB, Inc. and Mr. Boyd has sole power to dispose or to direct the disposition of the 621,259 shares of Common Stock, 41,476 shares of Preferred Stock and 58,865 Convertible Notes.

      (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

            Not applicable.

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |-|

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7.     IDENTIFICATION   AND   CLASSIFICATION   OF  THE  SUBSIDIARY  WHICH
            ACQUIRED  THE  SECURITY  BEING  REPORTED ON BY THE PARENT  HOLDING
            COMPANY

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10.    CERTIFICATIONS

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    FORUM CAPITAL MARKETS LLC


Dated:  February 4, 2000            By:         /S/ STEPHEN J. DEVOE III
                                          --------------------------------------
                                          Stephen J. DeVoe III, Chief Operating
                                          Officer

                                    FOUNDERS FINANCIAL GROUP, L.P.


Dated:  February 4, 2000            By:         /S/ MICHAEL A. BOYD
                                          --------------------------------------
                                          Michael A. Boyd, Chairman



                                    MICHAEL A. BOYD, INC.


Dated:  February 4, 2000            By:         /S/ MICHAEL A. BOYD
                                          --------------------------------------
                                          Michael A. Boyd, President

                                    MICHAEL A. BOYD


Dated:  February 4, 2000            By:         /S/ MICHAEL A. BOYD
                                          --------------------------------------
                                          Michael A. Boyd